Harry A. Giannopoulos

1197 Laurel Lane
Phoenixville, Pa 19460
harryg@slyfoxbeer.com

Objective

Provide clear financial guidance to Sly Fox companies using my over 30 year work experience.

Experience

Owner/CFO

Sly Fox Hospitality Group Inc, Pottstown, Pa

January 2019 - Present

Provide financial analysis and accounting services a group of Pub/Restaurants under company management.

Treasury Manager

West Pharmaceutical Services Inc, Exton, Pa

March 1987 – November 2018

Held various Finance and Accounting related positions within The Finance Department for over 30 years.

Education

BS in Economics

Pennsylvania State University – May 1981